September 11, 2013

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re: Quicksilver Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 22, 2013
Form 8-K Filed December 27, 2011
File No. 001-14837

Dear Mr. Schwall:
This memorandum sets forth the responses of Quicksilver Resources Inc. (the "Company") to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 30, 2013 (the “Comment Letter”) relating to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and to our current report on Form 8-K filed December 27, 2011. For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.
Form 10-K for Fiscal Year Ended December 31, 2012
Risk Factors, page 19
We have substantial financial and other commitments related to our development..., page 26
1.    We note your disclosure regarding your commitment to drilling and completion activities in your Horn River Asset, and your disclosure that if you do not incur these capital expenditures or are unable to negotiate a deferral of this commitment, you may be subject to a penalty payment. Please disclose the amount of such penalty payment, or tell us why you do not believe such information is material. In that regard, we note your disclosure in Note 16 to your financial statements regarding the minimum expenditures due for 2013 and 2014. Please also tell us your considerations with respect to whether related disclosure is required pursuant to Item 303(a)(2)(i) of Regulation S-K.
Response: The penalty payment referenced within the Risk Factors is equal to the sum of the minimum capital expenditures for a given year less actual expenditures for the same year. In future filings we will include additional language to clarify that the penalty is equal to the amount of the related shortfall.
The minimum spending requirement includes the gross capital expenditures in wells which we have a working interest regardless of our working interest percentage. Our 2013 capital budget, as disclosed in the MD&A section of the 2012 Form 10-K, is expected to cover the majority of this requirement and is expected to be supplemented by capital expenditures by other working interest owners on wells in which we have an interest in satisfaction of the cumulative spending requirement through 2013.

Mr. H. Roger Schwall
September 11, 2013

Therefore, we do not expect to incur any penalty associated with the required spending levels. We have no reason to conclude the 2014 capital expenditure commitment will not be met within the ordinary course of business. In the 2012 Form 10-K, our Liquidity, Capital Resources and Financial Position section discusses how our 2013 capital program is funded for the year. In our 2013 Form 10-K we will include additional clarifying discussion around the amount of any remaining capital expenditure obligations, the ability for expenditures made by other working interest owners to satisfy the spending requirements and the methods by which we will fund the anticipated capital program.

2.    We note that you have not filed the partnership agreement for Fortune Creek Gathering and Processing Partnership. Please tell us how you determined that such agreement was not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
Response: In connection with the filing of the 2012 From 10-K, we performed an internal analysis of all agreements related to the Fortune Creek transaction pursuant to the requirements under Item 601(b)(10). Our internal analysis concluded the partnership agreement was made in the ordinary course of business and did not include any terms relating to the Fortune Creek transaction that were material to the Company. As part of our internal analysis, however, we did identify that two agreements related to the Fortune Creek transaction were material pursuant to the requirements of Item 601(b)(10), namely the Contribution Agreement and the Guaranty, and such agreements were filed as exhibited to a current report on Form 8-K dated December 27, 2011 and included as exhibits to the 2012 Form 10-K.

Current Report on Form 8-K Filed December 27, 2011
3.    We note that you filed as Exhibit 10.1 the contribution agreement among Quicksilver Resources Canada Inc., the Fortune Creek Gathering and Processing Partnership and 0927530 B.C. Unlimited Liability Company, but did not filed all of the schedules to such agreement. Please re-file such agreement to include all schedules, or tell us why you do not believe you are required to file all such schedules. Please refer to Item 601(b)(10) of Regulation S-K.
Response: We acknowledge the Staff's comment and will refile Exhibit 10.1 in an amendment to the Current Report on Form 8-K filed December 27, 2011 to include the appropriate schedules accompanying the agreement. Additionally, we intend to separately request from the Staff confidential treatment for certain information contained in such schedules. In future filings, we will reflect updated cross-references to Exhibit 10.1 to the amended Current Report on Form 8-K once filed.

__________________________________________________

Mr. H. Roger Schwall
September 11, 2013

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 817‑665‑5000.
Very truly yours,

/s/    John C. Regan
John C. Regan
Senior Vice President – Chief Financial Officer

cc:	Caroline Kim
Laura Nicholson
U. S. Securities and Exchange Commission